UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                       Government Technology Services, Inc.
                       ------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.005 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   383750106
                                 --------------
                                 (CUSIP Number)

                                Carter Strong
                                  Arent Fox
          1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5339
                                 (202) 857-6252
          ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Various
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

                                                               Page 2 of 5 Pages

CUSIP No. 383750106

1)       Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons

         M. Dendy Young

2)       Check the Appropriate Row if a Member of a Group*

                                                                     (a) [ ]
         N/A                                                         (b) [ ]

3)       SEC Use Only

4)       Source of Funds*
         AF, PF

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [ ]
                N/A

6)       Citizenship or Place of Organization
                United States of America

         Number of            7)       Sole Voting Power                29,730
         Shares Bene-                  (not including certain shares subject
         ficially                      to option)
         Owned by
         Each                 8)       Shared Voting Power              84,000
         Reporting
         Person With          9)       Sole Dispositive Power           29,730
                                       (not including certain shares subject
                                       to option)

                             10)       Shared Dispositive Power         84,000


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         773,730 (including 660,000 shares subject to options exercisable within 60 days)

12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [ ]

13)      Percent of Class Represented by Amount in Row (11)

         10.48%

14)      Type of Reporting Person*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 3 of 5 Pages


         This Amendment No. 2 to Schedule 13D filed by M. Dendy Young, with respect to the common stock, par value $.005 per share ("Common Shares"), of Government Technology Services, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D filed by Mr. Young on December 29, 1995, as amended by Amendment No. 1 filed on December 12, 1996 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         Item 3 is supplemented as follows:

         Mr. Young purchased jointly with his spouse, Andrea T. Young, a total of 84,000 Common Shares in the NASD National Market System between February 25, 1997 and May 8, 1997, as follows:

Date                        Number of Shares          Price per Share
----                        ----------------          ---------------
2/25/97                          10,000                     $4.875
2/26/97                          20,000                     $4.875
3/03/97                           5,000                     $4.875
3/11/97                             500                     $5.000
3/12/97                           2,800                     $5.000
3/13/97                           2,000                     $5.125
3/14/97                           2,500                     $5.125
3/19/97                           7,700                     $5.125
3/20/97                           1,000                     $5.125
3/27/97                           5,000                     $5.125
3/31/97                           3,500                     $5.125
4/1/97                            3,000                     $5.125
5/5/97                              100                     $4.875
5/6/97                           10,900                     $4.875
5/7/97                            5,000                     $4.875
5/8/97                            5,000                     $4.875

         All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Young. All shares were purchased with personal funds of Mr. and Mrs. Young.

                                                               Page 4 of 5 Pages


         In addition, Mrs. Young purchased 200 Common Shares in the NASD National Market System on March 20, 1997, at $5.25 per share, as custodian for each of Mr. and Mrs. Young's two minor sons, or an aggregate 400 Common Shares. Such shares were purchased with the proceeds of accounts containing the personal funds of Mrs. Young and the minor sons of Mr. and Mrs. Young. Mr. Young disclaims beneficial ownership of such Common Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Item 5 is amended as follows:

         (a) Mr. Young beneficially owns 773,730 Common Shares (of which 660,000 Common Shares represent that portion of the Options which are exercisable within 60 days of the date hereof), representing approximately 10.48% of the outstanding Common Shares, based on the outstanding shares as of May 1, 1997.

         (b) Mr. Young has the sole power to vote and dispose of 29,730 Common Shares. Mr. Young would have the sole power to vote and dispose of the 660,000 Common Shares that represent that portion of the Options which are currently exercisable within 60 days of the date hereof if such Shares were acquired upon the exercise of the Options. Mr. and Mrs. Young share the power to vote and dispose of 84,000 shares. Mrs. Young is a natural person whose residence address is 6204 Elmwood Road, Chevy Chase, Maryland 20815. The present principal occupation of Mrs. Young is that of homemaker. Mrs. Young has not been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has Mrs. Young been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction within the past five years as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Young is a citizen of the United States of America.

         (c) No transactions in Common Shares were effected by Mr. Young during the 60 days prior to the date of this Amendment No. 2.

         (d) Mr. Young holds 430 Common Shares as custodian for two of his minor children. Except with respect to such Shares and the 84,000 Shares jointly owned by Mr. and Mrs. Young, no other person has the right to receive dividends from, or the proceeds from the sale of, the Common Shares owned by Mr. Young.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date:  August 14, 1997

                                                         /s/ M. DENDY YOUNG
                                                         ------------------
                                                         M. Dendy Young